                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMUNITRONICS OF AMERICA, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


             UTAH                                        86-0285684B
             ----                                        -----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



         27955 HIGHWAY 98, SUITE WWX
              DAPHNE, ALABAMA                                       36526
   --------------------------------------                         ----------
  (Address of principal executive offices)                        (Zip Code)


ISSUER'S TELEPHONE NUMBER:    (334) 626-7650

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, $.01 PAR VALUE

                                     PART I

         Communitronics of America, Inc. (the " Company") is including the following cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward- looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions and operations, technology development, marketing and other expansion efforts; and the global market for its products and communications services. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL BACKGROUND

         Communitronics of America, Inc. (formerly called Oneida General Corporation) (the "Company"), is a Utah corporation incorporated on September 21, 1970. The name of the corporation was changed to Communitronics of America, Inc. on October 26, 1998, and had been previously changed from Industrial Sales and Marketing Corporation on February 16, 1979.

         In October 1998, the Company acquired 100% of the issued and outstanding stock of Communitronics Inc. and its wholly owned subsidiaries, Crescent Paging, Inc. and Radio Systems, Inc. in exchange for 5,500,000 shares of restricted Common Stock of the Company. In connection with the transaction, the previous directors and officers of the Company canceled 3,000,000 of their shares without consideration. Following the acquisition, the directors and officers of the Company completely changed to its present management, and the Company commenced its current business as a provider of wireless message paging systems and information delivery systems. Prior to acquiring Communitronics, Inc. and its subsidiaries, the Company had not conducted any material operations since 1985.

         In December 1998, the Company acquired all of the issued and outstanding stock of Data Paging, Inc. in exchange for 250,000 shares of restricted Common Stock of the Company.

OPERATIONS

         The Company is a provider of wireless message paging and information delivery services. The Company has a network of 14 radio towers (one tower is owned by the Company and 13 towers are leased) to deliver wireless messaging services in the costal regions of Alabama, Louisiana, Mississippi and the Florida panhandle. The Company owns seven Certificates of Public Convenience and Necessity issued by the Alabama Public Service Commission and 34 frequencies licensed by the Federal Communications Commission. These certificates and licenses allow the

Company to provide wireless messaging services in these geographic areas.

         The Company supports its operations from its executive offices in Daphne, Alabama, and from its operation offices located in Foley, Alabama; Metaerie, Louisiana; Gulfport, Mississippi; and Pascagoula, Mississippi.

         The geographic areas served by the Company covers approximately 10,000,000 persons. In its message paging markets, the Company presently serves approximately 5,000 subscribers at June 30, 1999.

STRATEGY

         Historically, the Company has focused on the acquisition and operation of message paging systems in RSAs and small MSAs in the southeastern United States. The Company's acquisition of licenses enables it to significantly expand both its customer base and geographic coverage and to offer enhanced paging and communications services. The Company's initial focus with its licenses has been, and will continue to be, to commence operations in the most densely populated areas within its systems. The Company believes that it is the optimum technology for rural, less densely populated areas because they are less susceptible to competition and have greater capacity for future growth than most major markets, and that equipment has the optimum technology for more densely populated urban areas where analog systems are more expensive to deploy and face potential capacity constraints. The Company has entered its markets at a relatively low cost.

         In December 1998, the Company acquired all of the issued and outstanding shares of capital stock of Data Paging, Inc., a Mississippi corporation, in exchange for 250,000 restricted shares of Common Stock of the Company at an agreed upon value of $500,000. Data Paging, Inc. retained a security interest in the stock until such times as it sells the Common Stock of the Company for a minimum of $500,000 ($2.00 per share) in reliance upon Rule 144 under the Securities Act of 1933 after a one-year holding period or registration of such securities, whichever first occurs. In the event the stock is sold for less than $500,000, the Company is obligated to pay the difference in cash or stock to the former stockholders.

         The Company's operating strategy has been to (i) achieve a critical time-to-market advantage by rapidly constructing and commencing operations of tower systems in urban areas within selected markets; (ii) continue to expand its operations through increased subscriber growth and usage; (iii) utilize its centralized management and back office functions to support the needs of its subscribers, thereby further improving operating efficiencies and generating greater economies of scale; and (iv) selectively acquire cellular properties primarily in contiguous markets. The Company is implementing its strategy by continuing to build its systems, offer a wide range of products and services at competitive prices, continually upgrade the quality of its network, establish strong brand recognition, create a strong sales and marketing program tailored to local markets and provide a superior level of customer service.

PAGING SERVICES

         Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone, PCS and Enhanced Specialized Mobilized Radio ("ESMR") networks. Historically, each application has been licensed and operates in a distinct radio frequency block.

         The Company's paging systems are primarily digital based systems. Digital technology has been introduced in numerous markets. Analog technology currently has several limitations, including lack of privacy and limited capacity. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy, and robust data transmission features, such as "mobile office" applications (including facsimile, electronic mail and wireless connections to computer/data networks, including the Internet).

         The Company competes directly with existing paging and specialized mobile radio services. The Company's services are not generally offered by cellular providers, such as data transmissions to and from portable computers, advanced paging services, e-mail and facsimile services. The Company may also offer mass market wireless local loop applications in competition with wired local communications services in the future.

         The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. The Company has historically experienced highest usage and revenue per subscriber during the fall and winter months. The Company expects these trends to continue.

OPERATION OF WIRELESS COMMUNICATION SYSTEMS

         Wireless communication system service areas are divided into multiple cells. Due to the frequencies in which they operate, cellular cells generally have a wider transmission radius than PCS cells. Each cell contains a transmitter, a receiver and signaling equipment (the "Paging Site"). The Paging Site is connected by microwave or land line telephone lines to a switch that uses computers to control the operation of the communications system for the entire service area. The system controls the transfer of messages from cell to cell as a subscriber's pager travels. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system.

         When the signal strength of a page declines to a predetermined level, the page is transferred to another Paging Site where the signal strength is stronger. If the page leaves the service area of a system, the page is disconnected unless there is a technical connection with the adjacent system.

         Analog cellular pagers are functionally compatible with digital systems in all markets within the United States. As a result, analog cellular handsets may be used wherever a subscriber is located, as long as a the system is operational in the area. Paging system operators normally agree to provide service to subscribers from other paging systems who are temporarily located in or traveling through their service areas. Agreements among system operators provide that the carrier that normally provides services to the roaming subscriber pays the serving carrier at rates prescribed by the serving carrier.

         Although different systems utilize similar technologies and hardware, they operate on different frequencies and use different technical and network standards. As a result, it currently is not possible for users of one type of system to "roam" on a different type of system outside their service area, or to hand off calls from one type of system to another. This will also be true for pager subscribers seeking to roam in a service area served by operators using different technical standards.


PAGING OPERATIONS

         The Company generally owns 100% of each of its frequency licenses. In its coastal markets, the Company's systems cover large contiguous geographic areas with relatively few Paging Sites, incorporating cost efficient technology.

         The Company's experience is that several inherent attributes of RSA's and small MSA's make such markets attractive. Such attributes include high subscriber growth rates, population bases of customers with substantial needs for wireless communications, the ability to cover larger geographic areas with fewer Paging Sites than is possible in urban areas, less intense competitive environments and less vulnerability to competition.

PAGING MARKETS AND SYSTEMS

          The Company presently owns 37 FCC-licensed frequencies for its wireless message paging services in the southeast and Gulf Coastal areas of the United States. The Company intends to focus on the national frequency of
152.630. However, it also uses several other frequencies wherever necessary in Alabama, Florida, Louisiana and Mississippi. The 152.630 frequency is a nationally licensed frequency. The Company intends to expand its operations in these and other states, and to install new state-of-the-art paging equipment with e-mail capabilities. The Company recently purchased equipment with e-mail capabilities at a cost of approximately $150,000 which is being deployed in its New Orleans and Baton Rouge, Louisiana markets.

         The Company also has traffic passing agreements with other paging companies that own the 152.630 license for Tennessee, and for parts of Alabama and Mississippi not owned by the Company.

         The Company's goal is to achieve significant market penetration by aggressively marketing competitively priced wireless messaging services under its proprietary brand names, offering enhanced services not generally provided by other paging operators and providing superior customer service. In addition, the Company is structured to be a low-cost provider of paging services by taking advantage of the existing business infrastructure and business experience established in connection with its other operations, including centralized management, marketing, billing and customer service functions, and by focusing on efficient customer acquisition and retention.

SPECIALIZED MOBILE RADIO LTR TRUNKING

         Specialized mobile radio (SMR) transmissions are broadcast over either 400 MHZ, 800 MHZ or 900 MHZ frequencies. These frequencies have limited spectrum which means a limited number of customers can be served using the available frequencies. A majority of the 800 MHZ channels in New Orleans, Louisiana have been acquired by Nextel which places them in a unique position to control the SMR market and telephone interconnect.

         During 1998, Nextel announced the discontinuance of providing analog transmission (5 KHz). For their customers who currently use analog equipment, this decision will require them to purchase new digital equipment at a substantial cost and will raise their monthly recurring fee.

         The Company has recently acquired eleven 800 MHZ channels. These channels will allow the Company to provide the best quality in dispatch and telephone interconnect communications to commercial and industrial users. The advantage of the 800 MHZ over the newly granted 900 MHZ spectrum is full 5 KHz deviation which translates into better quality and increased range. These eleven channels can support approximately 2000 to 2500 users with many options not available in conventional dispatch systems.

         In addition to the 800 MHZ channels, the Company controls eight UHF (450 MHZ) dispatch channels. These channels are presently conventional. Over the next 3 to 4 months, the Company will convert these channels into LTR trunking format. The conversion will allow the Company to provide existing as well as future customers with the best quality communication available today.

         The Company plans to exploit these channels in New Orleans by offering to customers the choice of continuing analog transmission. These customers' equipment can easily be re-fitted to operate on the Company's channels thereby eliminating the need to replace equipment. Because of limited spectrum, these channels become more valuable as time passes.

TWO-WAY RADIO SALES AND SERVICE

         The Company is an authorized dealer for Kenwood, ICOM, and Yeasu/Standard. As a dealer, the Company is authorized to sell and service these manufacturers two-way radios. The Company targets organizations that have their own frequencies, such as governmental agencies, hospitals, etc., for two-way radio sales. In addition, the Company has a fully-staffed service department that repairs and maintains equipment sold.

MARKETING, SALES AND CUSTOMER SERVICE

         The Company's sales and marketing strategy is to generate continued net subscriber growth and increased subscriber revenues. In addition, the Company targets a customer base which it believes is likely to generate higher monthly service revenues, while attempting to achieve a low cost of adding new subscribers. The Company markets its services under its proprietary brand names, and sells its products and services through a combination of direct and indirect distribution channels.

         The Company markets its message paging services and products primarily in the southeastern United States.

          Initially, the Company intends to concentrate its marketing efforts primarily on businesses and individuals "on- the-go", which would benefit from integrated mobile voice, message and wireless data transmission capabilities, who would most benefit from enhanced features and services.

SALES

         The Company sells its products and services through a combination of direct and indirect channels. The Company operates four sales offices (which also serve as retail sales locations). The Company utilizes a direct sales force of 12 persons based out of these offices, who are trained to educate new customers on the features of its products. Sales commissions generally are linked both to subscriber revenue and subscriber retention, as well as activation levels.

         The Company believes that its sales offices provide the physical presence in local markets necessary to position the Company as a quality local service provider, and give the Company greater control over both its costs and the sales process. The Company also intends to utilize indirect sales through a network of local merchant and specialty retailers. The Company intends to continue to use a combination of direct and indirect sales channels, with the mix depending on the demographics of each particular market.

         In addition, the Company acts as a retail distributor of pagers and radios, and maintains inventories. Although subscribers generally are responsible for purchasing or otherwise obtaining their own pagers and radios, the Company has historically sold them below cost from time to time to respond to competition and in accordance with general industry practice.

CUSTOMER SERVICE

         Customer service is a significant element of the Company's operating philosophy. The Company is committed to attracting and retaining subscribers by providing consistently superior customer service. At its headquarters in Daphne, Alabama, the Company maintains a sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise.

         The Company believes that it helps manage its churn through an outreach program by its sales force and customer service personnel. This program not only enhances subscriber loyalty, but also increases add-on sales and customer referrals. The outreach program allows the sales staff to check customer satisfaction, as well as to offer additional services.

SUPPLIERS AND EQUIPMENT VENDORS

         The Company does not manufacture any of the pagers or equipment used in the Company's operations. The high degree of compatibility among different manufacturer's models of pagers and Paging Site equipment allows the Company to design, supply and operate its systems without being dependent upon any single source of such equipment. The pagers and Paging Site equipment used in the Company's operations are available for purchase from multiple sources, and the Company anticipates that such equipment will continue to be available in the foreseeable future. The Company currently purchases pagers primarily from Motorola, Inc. and Ericsson Inc. The Company currently purchases Paging Site and switching equipment primarily from Motorola, Inc. and Glenayre, Inc.

COMPETITION

         Competition for subscribers among wireless licensees is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Such competition may increase to the extent that licenses are transferred from smaller, stand-along operators to larger, better capitalized and more experienced wireless communications operators who may be able to offer subscribers certain network advantages similar to those offered by the Company.

         The Company's business will directly competes with existing service providers in its markets, many of which have been operational for a longer period of time and have significantly greater financial technical resources than those available to the Company and who may upgrade their systems to provide comparable services in competition with the Company's systems.

         In the future, in its markets the Company expects to face increased competition from entities providing other communications technologies and services. Although some of these technologies and services are currently operational, others are being developed or may be developed in the future.

         Continuing technological advances in communications and FCC policies that encourage the development of new technologies may result in additional competition.

GOVERNMENTAL REGULATION

         The FCC regulates the licensing, construction, operation, acquisition and sale of message paging systems in the United States pursuant to the Communications Act of 1934 (the "Communications Act"), as amended from time to time, and the rules, regulations and policies promulgated by the FCC thereunder.

LICENSING OF PCS SYSTEMS

         Under the FCC's current rules specifying spectrum aggregation limits affecting broadband PCS licensees, o entity may hold licenses for more than 45 MHZ of PCS, cellular and SMR services regulated as CMRS where there is significant overlap in any geographic area (significant overlap will occur when at least 10 percent of the population of the PCS licensed service area is within the CGSA(s) and/or SMR service area(s)).

         All paging licenses will be granted for a 10-year period, at the end of which they must be renewed.

TRANSFERS AND ASSIGNMENTS OF LICENSES

         The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a system. In addition, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a license within the first three years of their license term to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a PCS license or PCS system generally may be bought or sold without FCC approval. Certain acquisitions or sales by the Company of its interests may also require the prior approval of federal, state or local regulatory authorities having competent jurisdiction.

FOREIGN OWNERSHIP

         Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Because the Company itself does not hold any FCC license but instead controls other companies which themselves hold the licenses (which is the current and intended structure), up to 25% of the Company's capital stock may be owned or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Alien ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. If foreign ownership of the Company were to exceed the 25% level, the FCC could revoke the company's FCC licenses, although the Company could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce the Company's foreign ownership percentage in order to avoid the loss of its licenses. The Company has no knowledge of any percent foreign ownership in violation of these restrictions.

TELECOMMUNICATIONS ACT OF 1996 AND OTHER INDUSTRY DEVELOPMENTS

         On February 8, 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was signed into law, substantially revising the regulation of communications. The goal of the Telecommunications Act is to enhance competition and remove barriers to market entry, while deregulating the communications industry to the greatest extent possible. To this end, local and long-distance communications providers and paging companies will, for the first time, be able to compete in other's market, and telephone and cable companies will likewise be able to compete. To facilitate the entry of new carriers into existing markets, the Telecommunications Act imposes certain interconnection and equal access requirements on incumbent carriers. Additionally, all communications carriers providing interstate communications services must contribute to the federal universal service support mechanisms that the FCC will establish. The Company cannot predict the outcome of the FCC's rulemaking proceedings to promulgate regulations to implement the new law or the effect of the new regulations and there can be no assurance that such regulations will not adversely affect the Company's business or financial condition.

         At present, cellular providers, other than the regional Bell operating companies, have the option of using only one designated long distance carrier. The Telecommunications Act codifies the policy that CMRS providers will not be required to provide equal access to long distance carriers. The FCC, however, may require CMRS carriers to offer unblocked access (i.e., implemented by the subscriber's use of a carrier identification code or other mechanisms at the time of placing a call) to the long distance provider of a subscriber's choice. The FCC has terminated its inquiry into the imposition of equal access requirements on CMRS providers.

         On August 1, 1996, the FCC released a Report and Order expanding the flexibility of cellular, PCS and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, "Wireless local loop" services, e.g., to apartment and office buildings, and wireless backup to PVXs and local area networks, to be used in the event of interruptions due to weather or other emergencies. The FCC has not yet decided whether such fixed services should be subjected to universal service obligations, or how they should be regulated, but it has proposed a presumption that they be regulated as CMRS services.

         On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act of 1996. The FCC's decision is lengthy and complex and is subject to petitions for reconsideration and judicial review (as described below), and its precise impact is difficult to predict with certainty. However, the FCC's order concludes that CMRS providers are entitled to reciprocal compensation arrangements with local exchange carriers ("LECs") and prohibits LECs from charging CMRS providers for terminating LEC-originated traffic. The FCC's decision gives it broad authority to regulate on the intrastate level, but states may impose additional procompetitive rules beyond the minimum federal guidelines. Under these guidelines, states must set arbitrated rates for interconnection and access to unbundled elements based upon the LECs' long run incremental costs, plus a reasonable share of forward-looking joint and common costs. In lieu of such cost-based rates, the FCC has also established for use by states a benchmark maximum range of 0.1-0.4 cents per minute for end office termination pending further cost-based studies, and subject to a possible "true-up" payment later. The FCC has also permitted states to impose "bill and keep" arrangements, under which CMRS providers would make no payments for LEC termination of calls where LECs and CMRS providers have symmetrical termination costs and roughly balanced traffic flows. However, the FCC has found no evidence that these conditions presently exist. The relationship of these charges to the payment of access charges and universal service contributions has not yet been resolved by the FCC. LECs and state regulators filed appeals of the interconnection order, which have been consolidated in the US Court of Appeals for the Eight Circuit. The Court has temporarily stayed the effective date of the pricing rules (including the benchmark maximum of 0.2-0.4 cents described above) until more permanent relief can be fashioned.

EMPLOYEES AND LABOR RELATIONS

         The Company considers its labor relations to be good and, to the Company's knowledge, none of its employees is covered by a collective bargaining agreement. As of June 30, 1999, the Company employed a total of approximately 17 people in the following areas:

             Category                                     Number of Employees
             --------                                     -------------------
             Sales and marketing .......................         10
             Engineering ...............................          4
             General and administration, including
                  customer service .....................          3

ITEM 2.  PROPERTIES

         The Company leases its principal executive offices (consisting of approximately 3,000 square feet) located in Daphne, Alabama. The Company and its subsidiaries and affiliates also lease three additional locations for local operations and inventory storage, switching equipment and local sales and administrative offices. The Company does not own any real property.

ANTICIPATED ACQUISITIONS

         Given the size and highly fragmented composition of the industry, the Company has identified the potential to carry out a market roll-up within the systems integration marketplace. Initially, the Company intends to expand its business through selective, strategic acquisitions of other companies with complementary businesses in a revenue range of $1 million to $3 million. Management believes that companies in this range of revenues may be receptive to the Company's acquisition program since often they are too small to be identified as acquisition targets of larger public companies or to independently attempt their own public offering. In particular, the Company intends to focus its acquisition strategy on candidates which have a proven record of delivering high-quality technical services and a customer base of mid-sized companies that could benefit from the Company's access to anticipated sources of financing and long-term growth strategy.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS.

RESULTS OF OPERATIONS

         The following table sets forth certain operating information regarding the Company:

                                            THREE MONTH
                                           PERIOD ENDED
                                           MARCH 31, 1999                 YEAR ENDED                         YEAR ENDED
                                            (UNAUDITED)                DECEMBER 31, 1998                  DECEMBER 31, 1997
                                           --------------              -----------------                  -----------------
Revenues                                     $332,391                      $1,156,731                         $  -0-

Cost of Goods Sold                           $ 62,281                      $  256,790                         $  -0-

Net Earnings (Loss)                          $ (5,324)                     $  (29,372)                        $37,719

Net Earnings (Loss) Per Share                $   (.01)                     $     (.01)                        $  (.03)

         The following summary table presents comparative cash flows of the Company for the fiscal years ended December 31, 1997 and December 31, 1998, and for the three months ended March 31, 1999.


                                             THREE MONTH
                                             PERIOD ENDED
                                             MARCH 31, 1999             YEAR ENDED                         YEAR ENDED
                                             (UNAUDITED)                DECEMBER 31, 1998                  DECEMBER 31, 1997
                                             -----------                -----------------                  -----------------
Net cash used in operating
activities                                   $  55,490                  $     132,179                      $        30,000

Net cash used in investing
activities                                   $ 226,701                  $     143,792                      $        30,000

Net cash provided by financing
activities                                   $ 182,217                  $      26,714                      $           -0-

         The Company had cash balances totaling $31,865 at December 31, 1998, and $42,871 at March 31, 1999.


CAPITAL EXPENDITURES

         The Company has incurred capital expenditures for radio towers, equipment and office furniture used in its operations. Capital expenditures at December 31, 1998, totaled $661,069, net of accumulated depreciation.

CAPITAL RESOURCES

         The Company's capital resources have been provided primarily by its revenues from operations, and also from capital contributions and loans from its stockholders. During fiscal 1998, the Company made an offering of its Common Stock under Rule 504 of Regulation D under the Securities Act of 1933 which realized $15,000 in subscriptions.

LIQUIDITY

         The ability of Company to satisfy its obligations depend in part upon its ability to reach a profitable level of operations.


ITEM 3.  DESCRIPTION OF PROPERTY.

CORPORATE OFFICES

         The Company currently leases its corporate offices located at 27955 Highway 98, Suite WW-X, Daphne, Alabama 36526. The lease agreement is for a five year term and covers approximately 3,000 square feet. The monthly payments are $1,650 which will increase 5% during the second and fifth year of the lease.

         The Company also leases offices for three operation offices. In Foley, Alabama, the Company leases approximately 600 square feet at $500 per month for a two-year term. In Gulfport, Mississippi, the Company leases approximately 900 square feet at $675 per month for a two-year term. In New Metairie, Louisiana, the Company leases approximately 2,000 square feet at $1,825 per month for a three year term.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The total number of shares of Common Stock of the Company beneficially owned by each of the officers and directors of the Company, and all of such directors and officers as a group, and their percentage ownership of the outstanding Common Stock of the Company as of June 30, 1999, are as follows:


                                                                          SHARES          PERCENT OF
            MANAGEMENT                                                 BENEFICIALLY         COMMON
            SHAREHOLDERS(1)                                              OWNED(1)         STOCK (1)
            ---------------                                            ------------       ----------
David R. Pressler..................................................     5,240,500 (2)        66.9%
   27955 Highway 98, Suite WW-X
   Daphne, Alabama 36526

Samuel Mastrull....................................................       286,000 (3)         3.7%
   1118 Hatteras Circle
   West Palm Beach, Florida 33413

James H. Flanagan..................................................         5,000             .06%
   3009 Artimese Avenue
   Pascagoula, Mississippi

Charles H. Hillman.................................................         4,000             .01%
   7190 Pullman Place
   Mobile, Alabama 3669

Directors and officers as a group
   (4 persons, including the above)................................     5,535,500            70.7%

--------------------------------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

(2) Includes 500,000 shares of Common Stock of the Company held by his wife and his sons.

(3) Includes 1,000 shares of Common Stock of the Company owned by his wife and 10,000 shares held as custodian for his grandchildren.

PRINCIPAL STOCKHOLDERS

                  The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by each shareholder who beneficially owns more than five percent (5%) of the Company's Common Stock, the number of shares beneficially owned by each and the percent of outstanding Common Stock so owned of record as of June 30, 1999. It is believed by the Company that all persons listed have sole voting and investment power with respect to their shares, except as otherwise indicated.


                                                                             SHARES               PERCENT OF
               NAME AND ADDRESS                                           BENEFICIALLY            OUTSTANDING
             OF BENEFICIAL OWNER                   TITLE OF CLASS            OWNED               COMMON STOCK
             -------------------                   --------------         ------------           ------------
David R. Pressler                                  Common Stock           5,240,500 (2)               66.9%
27955 Highway 98, Suite WW-X
Daphne, Alabama 36526

Cede & Co.                                         Common Stock             997,724                   12.7%
P.O. Box 222, Bowling Green Station
New York, New York 10274


--------------------------------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

(2) Includes 500,000 shares of Common Stock of the Company held by his wife and his sons.

(3) Cede & Co. Is a nominee holder of shares of Common Stock of the Company as a depository for brokerage firms and others.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:


NAME                       AGE              POSITION
---                        ---              --------
David R. Pressler          54               Chairman of the Board, Director, Chief Executive Officer and President
Samuel Mastrull            71               Director, Chief Financial Officer and Secretary
James H. Flanagan          70               Director
Charles H. Hillman         39               Director

         There is no family relationship between or among the above directors and officers.

         Mr. Pressler became Chairman of the Board, Chief Executive Officer, and President of the Company on October 26, 1998, following the Company's acquisition of all of the issued and outstanding stock of Communitronics, Inc. He founded and was the President of Communitronics, Inc. from 1975 until its acquisition by the Company. Mr. Pressler holds an FCC Master Radio Engineer Rating with radar endorsement. He is a certified engineer (EI-0216), and is a senior member of the National Association of Radio and Telecommunications Engineers.

         Mr. Mastrull became a director and the Chief Financial Officer and Secretary of the Company on October 26, 1998. From 1995 to 1997, he was a registered representative with the securities firm of Joseph Charles Investment Bankers. From 1987 to 1995, he was the owner and President of Compliance Technology, Inc. which assisted companies seeking financing from lending institutions. From 1976 to 1987, Mr. Mastrull was an ombudsman employed by the State of News Jersey. From 1962 to 1976, Mr. Mastrull was a registered representative employed by several securities brokerage firms. Mr. Mastrull received a business administration degree from Drake College in 1995.

         Mr. Flanagan became a director of the Company on October 26, 1998. He is presently retired. From 1957 to 1997, he was the President and co-owner of Pascagoula Drug Company, a pharmacy company in Pascagoula, Mississippi. Mr. Flanagan received a pharmacy degree from the University of Mississippi in 1955.

         Mr. Hillman became a director of the Company on October 26, 1998. From July 1995 to the present, he has been a partner in the law firm of Ulmer, Hilman, Ballard and Nikolakis, P.G., in Mobile, Alabama. From 1990 to July 1995, he was an attorney in the law firm of Brown Hudgens P.C. From 1984 to 1990, Mr. Hillman was an attorney in the Judge Advocates General division of the U.S. Army. Mr. Hillman graduated from Mississippi State University with a B.S. degree in 1981, and graduated from the University of Mississippi School of Law in 1984.

ITEM 6.  EXECUTIVE COMPENSATION.

         No executive officer or director of the Company received compensation in excess of $100,000 during its fiscal year ended December 31, 1998. David R. Pressler, the President of the Company, presently receives compensation of approximately $21,000 per year.

         The Company does not presently have any pension plan, profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, the Company reserves the right to establish any such plans in the future.

         Directors of the Company who do not serve as officers thereof are not currently compensated by the Company for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In connection with the reorganization of the Company in October 1998 and the acquisition of Communitronics, Inc. and its subsidiaries, David R. Pressler, a director and President of the Company, received 5,240,500 shares of Common Stock of the Company; and Sam Mastrull, a director and Chief Financial Officer of the Company, received 286,000 shares of Common Stock of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value. At June 30, 1999, there were 7,829,936 shares of Common Stock issued and outstanding.

         There were 488 stockholders of record of the Common Stock of the Company as of June 30, 1999.

COMMON STOCK

         Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

         At the present time, the Company does not intend to pay any dividends on its Common Stock.

         Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

WARRANTS AND OPTIONS

         As of July 31, 1999, there were no outstanding warrants or options to purchase shares of Common Stock of the Company.

UTAH CORPORATE LAW

         The Company is a Utah corporation, and may become subject to the anti-takeover provisions of the Utah Revised Business Corporation Act (the "Utah Law"). In general, Utah Law prevents take-over offers to acquire equity securities of a Utah corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock of the Company is Progressive Transfer Company, 1981 East Murray-Holladay Road, Suite 100, Salt Lake City, Utah 84117-5126; telephone (801) 272-9294.

REPORTS TO STOCKHOLDERS

         The Company will furnish its shareholders with annual reports containing the consolidated financial statements of the Company examined by independent certified public accountants. The Company presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

         The Common Stock of the Company is traded on the Electronic Bulletin Board over-the-counter market, and is quoted under the symbol BEEPE.

MARKET PRICE

         When the trading price of the Company's Common Stock is below $5.00 per share, the Common Stock is considered to be "penny stocks" that are subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

         The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported by National Quotation Bureau, L.L.C. for the periods indicateded.


Year Ended December 31, 1998                       High Bid(1)             Low Bid(1)
----------------------------                       --------                -------
     3rd Quarter..........................        Unpriced                Unpriced

     4th Quarter..........................        $3.0625                 $2.00

Year Ending December 31, 1999
-----------------------------
     1st Quarter (1)......................        $3.00                   $1.50

     2nd Quarter..........................        $2.75                   $.8125

-------------------------------------------
(1) The Company is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

         The closing bid and ask prices of the Common Stock of the Company on August 11, 1999, were $.562 and $1.125, respectively.

DIVIDENDS

         The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

         The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company may become subject to legal proceedings and claims which arise in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In October 1998, the Company issued 5,500,000 shares of its Common Stock to the stockholders of Communitronics Inc. and its subsidiaries in exchange for all of its issued and outstanding stock and its assets in reliance upon Section 4(2) of the Securities Act of 1933.

         In December 1998 and 1999, the Company issued 250,000 shares of its Common Stock to the stockholders of Data Paging, Inc. for all of its issued and outstanding stock and its assets in reliance upon Section 4(2) of the Securities Act of 1933.

         In fiscal 1998, the Company issued 150,000 shares of its Common Stock for $ 15,000 in a limited offering made in reliance upon Rule 504 of Regulation D under the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The provisions of the Utah Revised Business Corporation Act provides for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which a court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less than a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


Exhibit
-------
2           Reorganization Agreement.......................     Reorganization Agreement dated October
                                                                1, 1998, between Oneida General
                                                                Corporation and Communitronics, Inc.

3(i)        Articles of Incorporation of the Registrant

3(ii)       Amendments to Articles of Incorporation

3(iii)      By-Laws of the Registrant

10          Material Contracts

            10(a)..........................................     Purchase Agreement dated November 23,
                                                                1998, to acquire Data Paging, Inc.

11          Statement re: computation of per share earnings.    Reference is made to the Consolidated
                                                                Statements of Operations of the Registrant
                                                                for its fiscal years ended December 31,
                                                                1998, and 1997, which are incorporated
                                                                herein by reference.

21          A description of the subsidiaries of the Registrant

23          Consent of Accountants

27          Financial Data Schedule

                          COMMUNITRONICS OF AMERICA, INC.
                       (Formerly Oneida General Corporation)
                                 and Subsidiaries

                         Consolidated Financial Statements
                                        and
                             Accompanying Information
                                for the year ended
                                 December 31, 1998
                                        and
                            for the three months ended
                                  March 31, 1999

                                     COMMUNITRONICS OF AMERICA, INC.
                                  (Formerly Oneida General Corporation)
                                            and Subsidiaries

                                            Table of Contents

                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report                                                                                    F-2

Consolidated Balance Sheets                                                                                     F-3 - 4

Consolidated Statements of Operations                                                                           F-5

Consolidated Statements of Stockholders' Equity                                                                 F-6

Consolidated Statements of Cash Flows                                                                           F-7

Notes to Consolidated Financial Statements                                                                      F-8 - F-15

Accompanying Information

     Independent Auditors' Report on Accompanying Information                                                   F-17

     Schedule 1 - Consolidated Services, Rent and Maintenance Expenses                                          F-18

     Schedule 2 - Consolidated General and Administrative Expenses                                              F-19

                                [LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT


The Stockholders
Communitronics of America, Inc.
Daphne, Alabama


We have audited the accompanying consolidated balance sheet of Communitronics of America, Inc. (formerly Oneida General Corporation) as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted audited standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Communitronics of America, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the eight months then ended in conformity with generally accepted accounting principles.



                                       GARNER PRICHARD & MIDDLETON, P.C.


February 26, 1999

                         COMMUNITRONICS OF AMERICA, INC.
                      (Formerly Oneida General Corporation)
                                and Subsidiaries

                           Consolidated Balance Sheet

                                                                                                       (Unaudited)
                                                                                     December 31         July 31
                                                                                        1998               1999
                                                                                   --------------     -------------
                                     Assets
Current assets
     Cash                                                                          $      34,205      $      42,871
     Accounts receivable - trade, less allowance
       for doubtful accounts of $1,045 (note 2)                                          130,778            109,609
     Inventory                                                                            70,524            124,304
     Due from stockholder                                                                 45,857                 -
                                                                                   --------------     -------------
              Total current assets                                                       279,024            276,784

Property and equipment, at cost, net of
 accumulated depreciation (note 3)                                                       661,069            789,167

Acquisition earnest deposits                                                                   -            336,305
Deposits                                                                                   4,054              4,054
                                                                                   --------------     -------------

                                                                                   $     944,147      $   1,406,310
                                                                                   ==============     =============

                      Liabilities and Stockholders' Equity

Current liabilities
     Current maturities of long-term debt (note 5)                                 $      53,942      $      49,419
     Accounts payable - trade                                                             42,796            122,995
     Payroll and sales taxes payable                                                       9,790              3,638
     Acquisition purchase price liability                                                 15,000                 -
     Due to officer                                                                        7,500                 -
                                                                                   -------------      -------------
            Total current liabilities                                                    129,028            176,052
Long-term debt, less current maturities (note 5)                                          37,473            231,713
Note payable to stockholder                                                                    -            226,223
                                                                                   -------------      -------------
              Total liabilities                                                          166,501            633,988
                                                                                   -------------      -------------
Commitments and contingencies (note 5,6 and 12)


                                                                    (continued)

                                     COMMUNITRONICS OF AMERICA, INC.
                                 (Formerly Oneida General Corporation)
                                           and Subsidiaries

                                Consolidated Balance Sheet (continued)

                                                                                                        (Unaudited)
                                                                                     December 31          July 31
                                                                                       1998                1999
                                                                                   -------------      -------------
                        Liabilities and Stockholders' Equity (continued)
Stockholders' equity
     Common stock, $.01 par value; 50,000,000 shares authorized, 6,987,936 shares issued and outstanding at December 31, 1998 and 7,705,236 shares
      issued and outstanding at March 31, 1999                                            69,879             77,052
     Common stock subscribed, $.01 par value; 717,300
      shares pending issuance                                                              7,173                  -
     Additional paid-in capital                                                          551,592            551,592
     Retained earnings (note 7)                                                          149,002            143,678
                                                                                   -------------      -------------
              Total stockholders' equity                                                 777,646            772,322
                                                                                   -------------      -------------

                                                                                    $    944,147        $ 1,406,310
                                                                                   =============      =============


See accompanying notes to consolidated financial statements

                                     COMMUNITRONICS OF AMERICA, INC.
                                  (Formerly Oneida General Corporation)
                                            and Subsidiaries

                                  Consolidated Statement of Operations

                                                                                                       (Unaudited)
                                                                                  Year Ended          Seven Months
                                                                                  December 31         Ended July 31
                                                                                    1998                  1999
                                                                               -------------        --------------
Services, rent and maintenance revenues                                         $    761,980          $    254,540
Product sales                                                                        394,751                77,851
                                                                               -------------        --------------
         Total revenues                                                            1,156,731               332,391
Less cost of product sales                                                           256,790                62,281
                                                                               -------------        --------------
         Net revenues                                                                899,941               270,110
                                                                               -------------        --------------

Operating expenses
   Services, rent and maintenance                                                    252,642               102,905
   General and administrative                                                        409,926               118,785
   Depreciation                                                                       62,019                19,378
                                                                               -------------        --------------
   Total operating expenses                                                          724,587               241,068
                                                                               -------------        --------------

         Operating income                                                            175,354                29,042
                                                                               -------------        --------------

Other expenses
   Non-recurring charges (note 9)                                                    200,354                31,887
   Interest expense                                                                    4,372                 2,479
                                                                               -------------        --------------
         Total other expenses                                                        204,726                34,366
                                                                               -------------        --------------

         Net loss                                                               $    (29,372)        $      (5,324)
                                                                               =============        ==============

Net loss per share (note 10)                                                    $      (0.01)        $     (0.0001)
                                                                               =============        ==============





See accompanying notes to consolidated financial statements

                                   COMMUNITRONICS OF AMERICA, INC.
                                (Formerly Oneida General Corporation)
                                          and Subsidiaries

                            Consolidated Statement of Stockholders' Equity
                                For the Year Ended December 31, 1998
                                                 and
                                   Seven Months Ended July 31, 1999

                                                            Common       Additional    Retained
                                             Common         Stock         Paid-in      Earnings      Stockholders'
                                             Stock        Subscribed      Capital     (Deficit)         Equity
                                           ---------    -------------  ------------  ------------   -------------
Balance, January 1, 1998                   $  31,844      $        -   $   538,723    $ (166,354)   $     404,213

    Quasi-reorganization (note 7)                  -               -     ( 344,728)      344,728                -
    Issuance of 1,303,500 shares of
     common stock                             13,035               -       117,315             -          130,350
    Issuance of 5,500,000 shares of
     common stock in connection
     with acquisitions                        55,000               -             -             -           55,000
    Cancellation of 3,000,000 shares
     of common stock                         (30,000)              -             -             -          (30,000)
    Common stock subscribed                        -           7,173       240,282             -          247,455
    Net loss                                       -               -             -       (29,372)         (29,372)
                                           ---------    -------------  ------------  ------------   -------------

Balance, December 31, 1998                    69,879           7,173       551,592       149,002          777,646

    Issuance of 717,300 shares of
     common stock                              7,173          (7,173)            -             -                -
    Net loss                                       -               -             -        (5,324)          (5,324)
                                           ---------    -------------  ------------  ------------   -------------

Balance, July 31, 1999                     $  77,052      $        -   $   551,592   $   143,678    $     772,322
                                           =========    =============  ============  ============   =============




See accompanying notes to consolidated financial statements

                                         COMMUNITRONICS OF AMERICA, INC.
                                      (Formerly Oneida General Corporation)
                                                and Subsidiaries

                                      Consolidated Statement of Cash Flows

                                                                                                           (Unaudited)
                                                                                Year Ended                Seven Months
                                                                                December 31               Ended July 31
                                                                                   1998                       1999
                                                                               ------------               ------------
Operating activities
         Net loss                                                              $    (29,372)              $     (5,324)
                                                                               ------------               ------------
         Adjustments to reconcile net loss to net
          cash used by operating activities
            Depreciation                                                             62,019                     19,378
            Extinguishment of debt                                                  (35,748)                        -
            (Increase) decrease in
               Accounts receivable                                                  (78,050)                    21,169
               Inventory                                                            (16,577)                   (53,780)
            Increase (decrease) in
               Bank overdraft                                                       (19,416)                        -
               Accounts payable                                                     (21,099)                    80,199
               Accrued expenses                                                       6,064                     (6,152)
                                                                               ------------               ------------
                  Total adjustments                                                (102,807)                    60,814
                                                                               ------------               ------------
                  Net cash provided (used) by operating activities                 (132,179)                    55,490
                                                                               ------------               ------------

Investing activities
         Purchase of property and equipment                                        (112,935)                  (147,476)
         Acquisition liability                                                       15,000                    (15,000)
         Increase in amounts due from stockholder                                   (45,857)                   (64,225)
                                                                               ------------               ------------
                  Net cash used by investing activities                            (143,792)                  (226,701)
                                                                               ------------               ------------

Financing activities
         Proceeds (repayments) from officer loans                                     7,500                     (7,500)
         Proceeds from sale of common stock                                         244,805                         -
         Borrowing of long-term debt                                                 60,598                    199,935
         Repayments of long-term debt                                               (10,218)                   (10,218)
                                                                               ------------               ------------
                  Net cash provided by financing activities                         302,685                    182,217
                                                                               ------------               ------------
                  Increase in cash                                                   26,714                     11,006

Cash
         Beginning of period                                                          5,151                     31,865
                                                                               ------------               ------------

         End of period                                                         $     31,865               $     42,871
                                                                               ============               ============

Supplemental disclosure of cash flow information:
         Cash paid during the period for interest                              $      4,372               $      2,479
                                                                               ============               ============

See accompanying notes to consolidated financial statements

                       COMMUNITRONICS OF AMERICA, INC.
                    (Formerly Oneida General Corporation)
                              and Subsidiaries

                 Notes to Consolidated Financial Statements
                              December 31, 1998



NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Communitronics of America, Inc. (formerly Oneida General Corporation) (the Company) is a provider of wireless messaging and information delivery services. The Company maintains an extensive network of radio towers positioned to deliver wireless messaging services throughout the coastal regions of Alabama, Louisiana, Mississippi and the Florida Panhandle. The consolidated financial statements include the accounts of all the Company's wholly-owned subsidiaries. All intercompany transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

The Company defines cash and cash equivalents as cash on hand, demand deposits and short-term (three months or less) highly liquid investments.

ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is computed based on specific receivables deemed uncollectible by management of the Company and historical experience.

INVENTORY

Inventory, consisting primarily of certain types and brands pagers held for resale, is carried at the lower of cost or market.

                       COMMUNITRONICS OF AMERICA, INC.
                    (Formerly Oneida General Corporation)
                              and Subsidiaries

           Notes to Consolidated Financial Statements (continued)
                              December 31, 1998



NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from the disposition, is recorded as earnings. Maintenance and repairs are charged to operating expenses. Costs of significant improvements and renewals are capitalized.

DEPRECIATION

Property and equipment are being depreciated over their estimated useful lives using straight-line method. The estimated useful lives of significant assets are as follows: radio towers, 30 years; transmission equipment, 7 years; computer equipment, 5 years; and, furniture and fixtures, 7 years.

REVENUE RECOGNITION

Services, rent and maintenance revenues are recognized in the month the related services are performed. Product sales are recognized upon delivery of product to the customer.

INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting primarily from the use of accelerated depreciation methods for tax purposes.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company operates from locations in Daphne and Foley, Alabama, Metaerie Louisiana and Gulfport and Pascagoula, Mississippi. The Company grants credit (accounts receivable) to customers, substantially all of whom are individuals, located in the vicinity of the operating locations. In order to reduce the credit risk relative to subscriber services, the Company requires all subscribers to execute a one-year service contract which allows the Company to charge a $200 fee upon early cancellation of service.

                       COMMUNITRONICS OF AMERICA, INC.
                    (Formerly Oneida General Corporation)
                              and Subsidiaries

           Notes to Consolidated Financial Statements (continued)
                              December 31, 1998



NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1998:


     Radio towers                                                    $   464,003
     Transmission equipment                                              643,512
     Computer equipment                                                   99,535
     Vehicles                                                             45,269
     Furniture and fixtures                                               39,797
                                                                     -----------
                                                                       1,292,116
         Less accumulated depreciation                                   631,047
                                                                     -----------
             Net property and equipment                               $  661,069
                                                                     ===========

NOTE 4 - INTANGIBLE ASSETS

The Company owns seven Certificates of Public Convenience and Necessity issued by the Alabama Public Service Commission and thirty-four frequencies licensed by the Federal Communications Commission. These certificates and licenses allow the Company to provide wireless messaging services in certain cities in Alabama, Florida, Mississippi, Louisiana, Georgia, Tennessee, Arkansas and Texas.

At December 31, 1998 the original costs of intangible assets were fully amortized. The information relative to original costs and accumulated amortization at August 31, 1998 was not available. Based on appraisals, the approximate fair market value of the certificates and licenses is in excess of $10,000,000.

NOTE 5 - LONG-TERM DEBT

The Company's long-term debt consists of the following at December 31, 1998:


     Union Planters Bank, 10%, due in equal monthly
     principal and interest installments of $270 through
     May 1999 and a final payment of $17,846 due
     June 1999, secured by real property                               $  18,280


                         COMMUNITRONICS OF AMERICA, INC.
                      (Formerly Oneida General Corporation)
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                December 31, 1998



NOTE 5 - LONG-TERM DEBT (CONTINUED)

     Union Planters Bank, 10%, due in equal monthly
     principal and interest installments of $233 through
     August 2000, unsecured                                                                  4,265

     Union Planters Bank, 7%, 180-day note, principal and interest due
     January 8, 1999, secured by personal property                                          20,035

     Union Planters Bank, 7.8%, due in equal monthly
     principal and interest installments of $708 through
     December 2003, secured by vehicle                                                      35,035

     Non-interest bearing note payable to a stockholder of Crescent Radio
     Electronics, Inc. (the predecessor company of Crescent Paging, Inc., a wholly-owned subsidiary of the Company), due in equal monthly principal
     installments of $600 through February 2005, unsecured                                  13,800
                                                                                       -----------

             Total long-term debt                                                           91,415
     Less current maturities                                                                53,942
                                                                                       -----------
             Long-term debt, less current maturities                                   $    37,473
                                                                                       ===========

Maturities of long-term debt at December 31, 1998, are as follows:


     Year ending December 31,
        1999 (included in current liabilities)                                        $     53,942
        2000                                                                                14,836
        2001                                                                                 6,964
        2002                                                                                 7,531
        2003                                                                                 8,142
                                                                                      ------------

                                                                                      $     91,415
                                                                                      ============

                          COMMUNITRONICS OF AMERICA, INC.
                       (Formerly Oneida General Corporation)
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                December 31, 1998



NOTE 6 - COMMITMENTS

The Company is committed to several operating leases of radio towers and office facilities. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:


     For the year ending December 31,
      1999                                                              $    90,257
      2000                                                                   46,388
      2001                                                                   27,327
      2002                                                                   12,750
      2003                                                                   10,417
      Thereafter                                                             16,800
                                                                        -----------
                                                                          $ 203,939
                                                                        ===========

NOTE 7 - RETAINED EARNINGS

On October 26, 1998, the Company merged with Communitronics, Inc. (as more fully discussed in note 11 below). As of the date of the merger, the Company had an accumulated deficit in the amount of $344,728 which resulted from losses incurred during its years of active operations between 1970 and 1985. From 1985 to the date of merger, the Company has had no material operations or assets.

With the majority consent of the shareholders subsequent to the date of merger, management has elected to eliminate the Company's accumulated deficit as of January 1, 1998, by reducing additional paid-in capital. Management believes that the elimination is necessary in order to 1) fairly present the accumulated results of operations of the active subsidiaries of the Company and 2) eliminate the accumulated deficit resulting from operations unrelated to the Company's current operations. The adjustment had no effect on the results of operations for the year ended December 31, 1998.

NOTE 8 - INCOME TAXES

For the year ended December 31, 1998, the Company had no provision or benefit for income taxes because the deferred tax liability was offset by an increase in the valuation allowance of $5,655.

                         COMMUNITRONICS OF AMERICA, INC.
                       (Formerly Oneida General Corporation)
                                 and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                December 31, 1998



NOTE 8 - INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 are as follows:

     Deferred tax asset
        Net operating loss carryforwards                                       $   46,269
                                                                               ----------
     Deferred tax liabilities
        Depreciation                                                              (77,245)
        Valuation allowance                                                        30,976
             Net deferred tax liabilities                                         (46,269)
                                                                               $        -
                                                                               ==========

At December 31, 1998, the Company has a net operating loss carryforward of approximately $30,000 that will expire 2014.

NOTE 9 - NON-RECURRING CHARGES

During the year ended December 31, 1998, Communitronics, Inc., one of the Company's wholly-owned subsidiaries, incurred significant costs (i.e., professional fees, travel, etc.) in connection with its "going public" efforts. Such costs, amounting to approximately $200,000 have been charged to operations in the period incurred.

NOTE 10 - NET LOSS PER SHARE

Net loss per share amounts are computed based on the weighted-average number of common shares outstanding. The number of shares used to compute per share amounts for the year ended December 31, 1998 was 3,968,615.

NOTE 11 - BUSINESS COMBINATIONS

On September 28, 1998, the Company entered into a letter of intent for the acquisition of 100% of the issued and outstanding shares of Communitronics, Inc. and its wholly-owned subsidiaries, Crescent Paging, Inc. and Radio Systems, Inc. (the Acquisition). As part of the transaction, the Company agreed to issue to the shareholders of the Acquisition 5,500,000 shares of its restricted common stock. The Acquisition was accounted for under the requirements of Accounting Principles

                         COMMUNITRONICS OF AMERICA, INC.
                      (Formerly Oneida General Corporation)
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                December 31, 1998



NOTE 11 - BUSINESS COMBINATIONS (CONTINUED)

Board Opinion No. 16, whereby the Acquisition was treated as a pooling of interest. Accordingly, all assets and liabilities of the Acquisition were recognized at historical cost and the historical financial statements of the Acquisition became a component of the historical financial statements of the Company. The current directors of the Company agreed to cancel an aggregate 3,000,000 shares of the Company's restricted common stock owned by them. The acquisition became effective October 26, 1998. At closing, the current board of directors of the Company, consisting of Mr. Ken Kurtz, Ms. Carrie Kurtz and Ms. Tammy Gehring, resigned and were replaced by a board consisting of Mr. David R. Pressler, Mr. Samuel Mastrull, Mr. James H. Flanagan and Mr. Charles H. Hillman. In addition, Mr. Kurtz has resigned as President of the Company and has been replaced by Mr. Pressler. Ms. Kurtz has resigned as Vice-president and Ms. Gehring has resigned as Secretary and Treasurer. All of these positions have been replaced by Mr. Mastrull.

On December 22, 1998, the Company acquired all of the outstanding common stock of Data Paging, Inc. in a stock-for-stock, tax free exchange. The acquisition was accounted for under the requirements of Accounting Principles Board Opinion No. 16, whereby the acquisition was treated as a pooling of interest. Accordingly, all assets and liabilities of the acquisition were recognized at historical cost and the historical financial statements of the acquisition became a component of the historical financial statements of the Company.

Details of the results of operations of the previously separate companies for the year ended December 31, 1998 (period before consummation of combination) that are included in the current combined net income are as follows:


                                                                  Crescent             Radio               Data
                                     Communitronics,              Paging,             Systems,            Paging,
                                          Inc.                     Inc.                Inc.                Inc.
                                     ---------------         ---------------    ----------------       ------------
     Revenue                         $       436,516          $      359,775     $        38,514        $   321,926
     Expenses                                362,854                 356,238              21,832            228,579
                                     ---------------         ---------------    ----------------       ------------
        Operating income                      73,662                   3,537              16,682             93,347
     Other expenses                         (204,726)                     -                   -                  -
                                     ---------------        ----------------     ---------------       ------------
        Net income (loss)            $      (131,064)         $        3,537     $        16,682        $    93,347
                                     ===============        ================     ===============       ============

                         COMMUNITRONICS OF AMERICA, INC.
                      (Formerly Oneida General Corporation)
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                December 31, 1998



NOTE 12 - YEAR 2000 ISSUE

The year 2000 issue is the result of shortcomings in many electronic data processing systems and other equipment that may adversely affect the Company's operations beginning January 1, 2000. The Company has conducted an inventory of computer systems and other equipment necessary to conducting Company operations. Management has contacted the manufacturers of such systems and equipment and has received assurances that the Company's systems and equipment are year 2000 compatible.

Because of the unprecedented nature of the year 2000 issue, its effects will not be fully determinable until the year 2000 and thereafter. Management cannot assure that parties with whom the Company does business will be year 2000 ready.

                                     F-15-

                             Accompanying Information

                          INDEPENDENT AUDITORS' REPORT
                          ON ACCOMPANYING INFORMATION


The Stockholders
Communitronics of America, Inc.
Daphne, Alabama

Our report on our audit of the basic consolidated financial statements of Communitronics of America, Inc. (formerly Oneida General Corporation) for the year ended December 31, 1998 appears on page 2. That audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying information on pages 17-19 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.




February 26, 1999

                                                                      Schedule 1

                         COMMUNITRONICS OF AMERICA, INC.
                      (Formerly Oneida General Corporation)
                                and Subsidiaries

               Consolidated Services, Rent and Maintenance Expenses
                      For the Year Ended December 31, 1998




Airtime charges                                                         $ 30,933
Freight                                                                    2,965
General insurance                                                         31,571
Licenses                                                                   2,091
Repairs and maintenance                                                   24,914
Telephone                                                                111,359
Tower rent                                                                48,809
                                                                        --------

                                                                        $252,642
                                                                        ========

                                                                     Schedule 2

                        COMMUNITRONICS OF AMERICA, INC.
                    (Formerly Oneida General Corporation)
                              And Subsidiaries

               Consolidated General and Administrative Expenses
                    For the Year Ended December 31, 1998




Advertising                                                         $     9,487
Auto                                                                      9,672
Bank charges                                                              2,034
Contract labor                                                           10,304
Dues and subscriptions                                                      638
Insurance - group                                                         7,895
Legal and accounting                                                     38,670
Licenses                                                                  9,336
Office expense                                                           14,830
Office rent                                                              43,822
Outside services                                                            939
Postage                                                                   7,769
Salaries                                                                205,067
Supplies                                                                  8,354
Taxes - other                                                             3,128
Taxes - payroll                                                          17,927
Telephone                                                                 4,860
Travel and entertainment                                                  2,869
Utilities                                                                12,325
                                                                    -----------

                                                                    $   409,926
                                                                    ===========

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                         COMMUNITRONICS OF AMERICA, INC.


Date:  August 13, 1999

By:    S/S David R. Pressler                     S/S Charles H. Hillman
       -------------------------------------     ------------------------------
       David R. Pressler                         Charles H. Hillman
       Director, President, Chief Executive      Director
       Officer, and Chairman of the Board of
       Directors


       S/S Samuel Mastrull
       -------------------------------------
       Samuel Mastrull
       Director, Secretary and
       principal accounting officer


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